VIA EDGAR

May 24, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kenneth Ellington, Division of Investment Management

Re:	Alternative Investment Partners Absolute Return Fund (File Nos. 333-259620; 811-21767), Alternative Investment Partners Absolute Return Fund STS (File Nos. 333-259623; 811-21831), AIP Multi-Strategy Fund A (File Nos. 333-223056; 811-22192) and AIP Multi-Strategy Fund P (File Nos. 333-223057; 811-22193) (each, a “Fund” or a “Registrant” and, collectively, the “Funds” or the “Registrants”)

Dear Mr. Ellington:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the Funds’ annual reports on Form N-CSR for the reporting period ended December 31, 2023, as filed with the Securities and Exchange Commission (the “Commission”). Below, we summarize the comments from the Commission’s staff and provide any response to such comments, as requested. Capitalized terms not otherwise defined have the same meanings assigned to such terms in the Funds’ annual reports.

Comment 1.	The Staff notes that AIP Multi-Strategy Fund A holds a significant amount of its assets in other investment funds. Please provide disclosure in the Fund’s financial statements informing shareholders of how they may obtain a copy of the underlying funds’ financial statements as suggested in the Dear CFO Letter 1997-02.

Response 1. In future reporting, the Fund will add a footnote in the Schedule of Investments noting that a copy of the underlying fund’s audited financial statements is available upon request.

Comment 2.	According to the Alternative Investment Partners Absolute Return Fund’s Schedule of Investments, the Fund has certain commitments and contingencies; however, the Fund’s Statement of Assets and Liabilities does not include disclosure, either by amount or by line item that references the Fund’s Statement of Assets and Liabilities. Please explain why this disclosure was omitted from the Fund’s Statement of Assets and Liabilities. See Reg S-X Article 6-04(15).

Response 2. The disclosure will be revised accordingly in future filings.

Comment 3.	Please explain why the Alternative Investment Partners Absolute Return Fund did not include disclosure regarding the nature and risks of unfunded equity commitments, including whether if such investments are sold, it is probable that they will be sold at amounts different from net asset value per share (GAAP ASC 820-10-50-6A).

Response 3. The majority of the Fund’s investments do not include unfunded equity commitments. In future reporting, the Fund will add disclosures discussing the nature and risks associated with unfunded commitments as appropriate.

Comment 4.	The Staff notes that disclosure in the Notes to the Financial Statements for Alternative Investment Partners Absolute Return Fund states that “[s]uch tax adjustments for the year ended December 31, 2023 will be made once the Fund has received all 2019 Schedules K-1 from the Investment Funds.” Please revise the all references to 2019 Schedules K-1 going forward.

Response 4. The disclosure will be revised accordingly in future filings.

Comment 5.	The disclosure included with respect to Item 4(e)(2) of each Registrant’s Form N-CSR states that “[b]eginning with non-audit service contracts entered into on or after May 6, 2003, the Audit Committee also is required to pre-approve services to Covered Entities to the extent that the services are determined to have a direct impact on the operations or financial reporting of the Registrant. 100% of such services were pre-approved by the Audit Committee pursuant to the Audit Committee’s pre-approval policies and procedures.” The Staff notes that Item 4(e)(2) of Form N-CSR describes situations in which the pre-approval requirement was waived, and not when pre-approval was obtained. Please confirm that the disclosure included in each Registrant’s Form N-CSR is accurate.

Response 5. We acknowledge the Staff’s comment and confirm that the disclosure will be revised accordingly in future filings.

Comment 6.	The disclosure included with respect to Item 11(b) of each Registrant’s Form N-CSR states that “[t]here were no changes in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal half-year (the registrant’s second fiscal half-year in the case of an annual report).” The Staff notes that Item 11(b) of Form N-CSR describes changes to the Registrant’s internal control over financial reporting that occurred during the “period covered by this report.” Please revise the period referred to in each Registrant’s disclosure under Item 11(b) to use the exact language provided in Form N-CSR.

Response 6. The disclosure will be revised accordingly in future filings.

Comment 7.	The disclosure included with respect to 4(d) of the AIP Multi-Strategy Fund A’s Principal Executive Officer’s and Principal Financial Officer’s certifications, included as exhibits to the Form N-CSR, certify that the Principal Executive Officer and Principal Financial Officer have “disclosed in th[e] report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most fiscal half-year (the registrant’s second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” The Staff notes that Item 19(a)(3) of Form N-CSR requires the Registrant’s certifications relating to such officers’ disclosure during the “period covered by this report.” Please revise the period referred to in the Registrant’s disclosure under 4(d) of the Principal Executive Officer’s and Principal Financial Officer’s certifications to use the exact language provided in Form N-CSR.

Response 7. The disclosure will be revised accordingly in future filings.

Comment 8.	Please include disclosure responsive to Items 4(i) and 4(j) in each Registrant’s future Form N-CSR filings, even if those items are not applicable to the Registrants.

Response 8. The disclosure will be revised accordingly in future filings.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Jonathan Gaines at (212) 641-5600. Thank you.

Best regards,

/s/ Allan Fajardo
Allan Fajardo